October 27, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Mr. John M. Hartz Senior Assistant Chief Accountant

	Re:	RPM International Inc.
Form 10-K for the fiscal year ended May 31, 2009
Filed July 28, 2009
File No. 1-14187
Dear Mr. Hartz:
          On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporate Finance (the “Commission”), dated October 9, 2009. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Form 10-K for the fiscal year ended May 31, 2009
2009 Annual Report to Stockholders
Management’s Discussion and Analysis, page 18
Critical Accounting Policies and Estimates, page 18
SEC Comment #1:
We note the fourth quarter of fiscal 2009 goodwill impairment charge of $14.9 million related to one of your reporting units. We understand from page 38 that your reporting units have been identified at the component level, or one level below your operating segments, of which you have six. In order to provide a more meaningful understanding of this critical policy, in future filings please disclose the reporting unit to which this $14.9 million charge is attributable and identify your other reporting units.

Securities and Exchange Commission
October 27, 2009

Response:
          The Company will comply with this comment in future filings by enhancing its critical accounting policy disclosure relating to goodwill. The Company only had goodwill impairment at one of its reporting units. The Company’s updated disclosure will specifically identify Fibergrate as the reporting unit within the Company’s Industrial Segment which incurred the $14.9 million goodwill impairment charge in fiscal 2009. With respect to the Commission’s request that the Company identify its other reporting units, the Company agrees to provide such additional reporting unit disclosure at such time as circumstances for any of the Company’s other reporting units trigger an impairment charge, or whose estimated fair value is not substantially in excess of its carrying value.
SEC Comment #2:
You also state that the excess of fair value over carrying value of your other reporting units as of March 1, 2009, ranged from approximately $1.3 million to $249.8 million. For those reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit(s).

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test.

•	The amount of goodwill.

•	A description of the assumptions that drive the estimated fair value.

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Securities and Exchange Commission
October 27, 2009

Response:
          The Company will comply with this comment in future filings. Specifically, with regard to the results of future testing, for any of those reporting units whose estimated fair value is not substantially in excess of its carrying value, and to the extent that goodwill for the Company’s reporting units, either individually or in the aggregate, could materially impact the Company’s operating results, the Company will provide the information requested above. As noted above, only one of the Company’s reporting units failed to pass the step-one test. As a result of the step-one test for its other reporting units, the Company determined that the estimated fair value of each of its other reporting units substantially exceeded their respective carrying values, and that fact will be disclosed in the Company’s future filings. The Company continues to monitor the performance of each of its reporting units for indicators of potential impairment, and acknowledges the importance of recognizing incipient problems that might lead to an impairment charge. The Company recognizes the importance of disclosing such issues at the earliest possible time in the Company’s financial statements.
          In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	P. Kelly Tompkins Edward W. Moore Thomas F. McKee

Attachment 1
Acknowledgement
          In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of October 9, 2009, RPM International Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.

/s/ Edward W. Moore

Edward W. Moore Vice President, General Counsel and Secretary
Dated October 27, 2009